Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock, par value $0.01 per share (the “Common Stock”), of ABM Industries Incorporated (“we” or “the Company,”), which is the only security of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following description of the Common Stock is not, and does not purport to be, complete. It is subject to, and qualified in its entirety by reference to, the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. Please review the Company’s Certificate of Incorporation and Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 500,000 shares of preferred stock, par value $0.01 per share.

Common Stock

The stockholders are not entitled to vote cumulatively for the election of directors. Each share of common stock is entitled to receive dividends if, as and when declared by the Board of Directors of the Company out of funds legally available therefor. The common stock shares equally, on a share-for-share basis, in any cash dividends declared by the Board of Directors.

Stockholders of the Company have no preemptive or other rights to subscribe for additional shares. Subject to any right of holders of any preferred stock, all holders of common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. No common stock is subject to redemption or a sinking fund. All shares of common stock offered hereby are fully paid and nonassessable.

Preferred Stock

The shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, including but not limited to the fixing or alteration of the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices and the liquidation preferences of any wholly unissued series of shares of preferred stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change

Exhibit 4.1
in control of the Company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of the common stock.

Participating Preferred Stock

Pursuant to the foregoing authority, the Board of Directors has established a series of preferred stock, par value $.01, with the designation participating preferred stock. Each share of participating preferred stock shall be identical in all respects with the other shares of participating preferred stock except as to the dates from and after which dividends thereon shall be cumulative. The Board of Directors initially authorized 50,000 shares of participating preferred stock; however, the Board of Directors may increase or decrease this number from time to time.

Dividends

Holders of full or fractional shares of participating preferred stock are entitled to receive, when and as declared by the Board of Directors, but only out of funds legally available therefor, dividends:

•on each date that dividends or other distributions (other than those payable in common stock of the Company) are payable on or in respect to common stock comprising part of the Reference Package (as defined in the Certificate of Incorporation), in an amount per whole share of participating preferred stock equal to the aggregate amount of dividends or other distributions that would be payable on such date to a holder of the Reference Package; and
•on the last day of March, June, September, and December in each year, in an amount per whole share of participating preferred stock equal to the excess (if any) of $2.50 over the aggregate dividends paid per whole share of participating preferred stock during the three month period ending on such last day.

Dividends will be payable to the holders of record on the date, not exceeding sixty days prior to the dividend payment date, fixed by the Board of Directors. Dividends on each full or fractional share of participating preferred stock shall be cumulative from the date such share is originally issued; provided that any share originally issued after the record date and on or prior to the dividend payment date shall not be entitled to receive the dividend payable on such dividend payment date.

If any shares of participating preferred stock are outstanding, no dividends (other than a dividend in common stock or any other stock ranking junior to participating preferred stock) shall be declared or paid or set aside for payment or other distribution declared or made upon the common stock or upon any other stock ranking junior to participating preferred stock, nor shall any common stock nor any other stock of the Company ranking junior to participating preferred stock be redeemed, purchased or otherwise acquired by the Company unless, in each case, the full cumulative dividends (including the dividend to be due upon payment of such dividend, distribution, redemption, purchase or other acquisition) on all outstanding shares of participating preferred stock shall have been, or shall contemporaneously be, paid.

Exhibit 4.1
Merger, Consolidation or Reclassification

In the event of any merger, consolidation, reclassification or other transaction in which shares of common stock are exchanged for or changed into other stock or securities, cash and/or other property, then the shares of participating preferred stock shall at the same time be similarly exchanged or changed into an amount per whole share equal to the aggregate amount of cash, stock, securities, cash and/or other property, that a holder of the Reference Package would be entitled to receive as a result of the transaction.

For the purposes of the following “Liquidation Rights”, the consolidation or merger of, or binding exchange by, the Company with any other corporation shall not constitute a liquidation, dissolution or winding of the Company.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of full and fractional shares of participating preferred stock shall be entitled, before any distribution or payment is made on any date to the holders of common stock or any other stock ranking junior to participating preferred stock, to be paid in full an amount per whole share of participating preferred stock equal to the greater of:

•$100, or
•the aggregate amount distributed or to be distributed prior to such date in connection with such liquidation, dissolution winding up to a holder of the Reference Package, together with accrued dividends to such distribution or payment date, whether or not earned or declared (such greater amount being referred to as the “Liquidation Preference”).

After payment of the Liquidation Preference is made in full to all holders of participating preferred stock, they have no right or claim to any of the remaining assets of the Company.

In the event the assets of the Company available for distribution to the holders of participating preferred stock upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, are insufficient to pay in full all amounts to which such holders are entitled to under the preceding paragraph, no such distribution shall be made on account of any shares of any other class or series of preferred stock ranking on a parity with the shares of participating preferred stock unless proportionate distributive amounts shall be paid on account of the shares of participating preferred stock, ratably in proportion to the full distributable amounts for which all such parity shares are respectively entitled upon such liquidation, dissolution or winding up.

Upon the liquidation, dissolution or winding up of the Company, the holders of shares of participating preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders all amounts to which such holders are entitled to pursuant to the first paragraph of this section before any payment can be made to the holders of common stock or any other stock of the Company ranking junior to participating preferred stock.

Exhibit 4.1
Redemption Rights

The shares of participating preferred stock are not redeemable.

Voting Rights

In addition to any other vote or consent of stockholders required by law or by our Certificate of Incorporation, each whole share of participating preferred stock shall, on any matter, vote as a class with any other capital stock comprising part of the Reference Package and voting on such matter and shall have the number of votes thereon that a holder of the Reference Package would have.

Certain Business Combinations

The Company’s Certificate of Incorporation requires that certain business combination transactions between the Company and a “Related Person” (beneficial owner of 10% or more of the Company’s voting stock) be approved by the affirmative vote of holders of not less than 70% of the then outstanding shares of voting stock unless certain specified conditions are met. If the conditions are met, then the transaction would require only such affirmative vote as is required by law, any national securities exchange or otherwise. Business combinations subject to this provision include a merger or consolidation of the Company with, or a sale or transfer of all or substantially all of the Company’s assets to, a Related Person. The “fair price” provision could make it more difficult, and may therefore discourage, an attempt by another company or group, through the acquisition of a substantial block of the Company’s common stock, to acquire control of the Company with a view to imposing a merger, consolidation or sale of the Company’s assets which may not be in the best interest of all of the stockholders.